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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wheelhouse Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8230 Forsyth Blvd., Ste. 210
(No. and Street)

St. Louis (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman Frager 314-726-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk Kruse & Associates LLC
(Name – *if individual, state last, first, middle name*)

721 Emerson Road; Suite 120 (Address) Creve Coeur (City) MO (State) 63141 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Grunzinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wheelhouse Securities Corporation, as of February 24, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Notary Public

DAVID BARNES
NOTARY PUBLIC – NOTARY SEAL
STATE OF MISSOURI
ST. LOUIS COUNTY
COMMISSION NUMBER 07033314
MY COMMISSION EXPIRES APRIL 11, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHEELHOUSE SECURITIES CORPORATION

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

YEAR ENDED DECEMBER 31, 2009

AND

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WHEELHOUSE SECURITIES CORPORATION

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

Year Ended December 31, 2009

TABLE OF CONTENTS

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse | Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.4285 | f. 314.993.4288

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Wheelhouse Securities Corporation

We have audited the accompanying statement of financial condition of Wheelhouse Securities Corporation as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wheelhouse Securities Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hauk Kruse & Associates LLC
Certified Public Accountants

St. Louis, Missouri
January 28, 2010

Wheelhouse Securities Corporation

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$	203,432
Cash segregated under clearing organization regulations		50,000
Receivable from clearing organization		3,443
Prepaid expenses and other assets		11,017
Property and equipment, net of accumulated depreciation of $2590		26,119
Total assets	$	294,011

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Commissions payable to brokers	$	49,318
Accounts payable and accrued expenses		29,316
Total liabilities		78,634
Stockholder's equity:		
Common stock, par value $.01 per share; authorized 500,000 shares, 20,000 shares issued and outstanding		200
Preferred stock, par value $.01 per share; authorized 2,500,000 shares, 220,000 issued and outstanding		2,200
Paid-in capital, common stock		19,800
Paid-in capital, preferred stock		217,800
Retained earnings		(24,623)
Total Stockholder's equity		215,377
Total liabilities & stockholder's equity	$	294,011

The accompanying notes are an integral part of these financial statements

Wheelhouse Securities Corporation

STATEMENT OF INCOME

For the Year Ended December 31, 2009

Revenues:		
Commissions	$	317,270
Management fees		64,473
Securities trading		22,075
Interest and dividends		1,421
Other income		401
Total revenues		405,640
Expenses:		
Employee compensation and benefits		281,258
Brokers commissions and clearing fees		72,191
Other operating expenses		65,496
Total expenses		418,945
Net income (loss)	$	(13,305)

The accompanying notes are an integral part of these financial statements

Wheelhouse Securities Corporation

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2009

	No. of Common Shares	No. of Preferred Shares	Common Stock	Preferred Stock	Paid in Capital Common	Paid in Capital Preferred	Retained Earnings	Total
Balance at December 31, 2008							$ (3,985)	$ (3,985)
Shares Issued:								
Common	20,000		$ 200		$ 19,800			$ 20,000
Preferred		220,000		$ 2,200		$ 217,800		$ 220,000
Net income							$ (13,305)	$ (13,305)
Dividends Accrued (at 4%)							$ (7,333)	$ (7,333)
Balance at December 31, 2009	20,000	220,000	$ 200	$ 2,200	$ 19,800	217,800	$ (24,623)	$ 215,377

The accompanying notes are an integral part of these financial statements

Wheelhouse Securities Corporation

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net income (loss)	$	(13,305)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,590
Changes in operating assets:		
Receivable from clearing organization		4,512
Prepaid expenses and other assets		(11,017)
Securities owned, net		100,328
Changes in operating liabilities:		
Accounts payable and accrued expenses		66,633
Total cash provided by operating activities		149,741
Cash flows used for investing activities:		
Purchases of property and equipment		(28,708)
Cash flows used for financing activities:		
Contributions from stockholders, net of distributions		112,742
Increase in cash and cash equivalents		233,775
Cash and cash equivalents at beginning of year		19,657
Cash and cash equivalents at end of year	$	253,432
Cash at the end of the year was comprised of:		
Cash in banks	$	203,432
Cash deposit with clearing broker		50,000
	$	253,432
Supplemental cash flows disclosure:		
Cash paid for interest expense	$	1,416

The accompanying notes are an integral part of these financial statements

WHEELHOUSE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION – Wheelhouse Securities Corporation, Missouri Corporation (the Company), was incorporated under the laws of the State of Missouri on November 26, 2008 and commenced operations in July, 2009.

NATURE OF OPERATIONS - The Company primarily operates as an introducing broker-dealer clearing all transactions for customers on a fully disclosed basis. These transactions are cleared through a clearing broker, Pershing, LLC. (Pershing). The Company does not hold cash or securities for its customers. In accordance with the clearing agreement with Pershing, the Company is required to maintain a minimum deposit of $25,000 in cash and/or government securities with Pershing. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Securities and Exchange Commission (SEC).

Commission revenues and expenses related to security transactions, which are cleared through another broker/dealer, are recorded on a settlement date basis. Reporting such transactions on a trade date basis would not result in any material differences to the financial statements

The Company generates additional revenue through its Financial Advisory line of business. Financial Advisory revenues are generated by the Company's significant knowledge base relating to the financial services industry and revolve around maximizing shareholder value to their clients. Shareholder value may be enhanced through a number of offerings including, but not limited to: mergers and acquisitions, restructuring or re-capitalization, and private placement.

CASH AND CASH EQUIVALENTS - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and money market accounts with banks and a securities broker/dealer. The banks provide $250,000 of deposit insurance through the Federal Depositors Insurance Corporation. The securities broker/dealer provides $100,000 of coverage through the Securities Investor Protection Corporation. There were no amounts in excess of insured limits at December 31, 2009. Management does not believe significant credit risk exists at December 31, 2009.

WHEELHOUSE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost less accumulated depreciation. Depreciation is recorded over the estimated useful life of the asset using the straight-line method.

INCOME TAXES – No provision for income taxes, in the form of a deferred tax benefit, was recorded for the year ended December 31, 2009. The benefit of would have approximated $3,400 arising from net operating losses incurred for the year ended December 31, 2009.

COMMISSIONS – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B. PREFERRED STOCK

Issued and outstanding 220,000 shares	$ 220,000

Dividends are payable March 1st of each year at the rate of 4% for the first four years that the stock is outstanding and at the rate of 9% thereafter each year the stock is outstanding. The Board of Directors may defer the payment of the dividend for as long as deemed necessary. Any deferred and outstanding dividends will paid to the preferred shareholders prior to any dividends declared and/or payable to common stock shareholders.

C. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" Rule, because it does not maintain customer accounts or hold customer securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

WHEELHOUSE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

D. CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital," as those terms are defined by the rules. The company is not required to report the net capital on a combined basis with their advisory business; accordingly, the computation of net capital is derived from the accounts of Wheelhouse Securities Corporation only. At December 31, 2009, the Company's net capital was $170,770 or $70,770 in excess of the minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.46 to 1 at December 31, 2009.

E. LEASES

The Company has a lease for office equipment classified as an operating lease. The lease is for a five year period that expires in August 2009. Lease expense for this lease was $7,955 for the year ended December 31, 2009.

The Company's lease for building space is for $1,369 per month will continue on a month-to-month basis at an amount to be determined beyond the expiration date of January 31, 2010.

F. COMPENSATED ABSENCES

The Company has not accrued compensated absences because such amounts cannot be reasonably determined. The Company has no written plan for compensated absences.

G. SUBSEQUENT EVENTS

On January 12, 2010, effective January 1, 2010, the sole shareholder and owner of 100% of the common stock of Wheelhouse Securities Corporation sold his entire interest to Wheelhouse Securities Holdings, L.L.C. a limited liability company formed under the laws of the State of Missouri. Immediately thereafter, Wheelhouse Securities Holdings, L.L.C. offered to sell membership interests for cash and services to the firm to a select group of individuals. The latest upon which Wheelhouse Securities Holdings, L.L.C. is to dissolve is January 1, 2039.

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse | Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.4285 | f. 314.993.4288

ACCOUNTANTS' REPORT ON INFORMATION ACCOMPANYING THE BASIC FINANCIAL STATEMENTS

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying information shown on pages 13 through 15 is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hauk Kruse & Associates LLC
Certified Public Accountants

St. Louis, Missouri
January 28, 2010

Wheelhouse Securities Corporation

COMPUTATION OF NET CAPITAL AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

For the Year Ended December 31, 2009

Stockholder's equity	$	212,632
Total capital and allowable subordinated borrowings		212,632
Less: Nonallowable assets:		
Prepaid expenses		10,743
Property and equipment, net		26,119
Investment in advisory service business		5,000
		41,862
Net capital before haircuts on securities positions		170,770
Haircuts on securities pursuant to Rule 15c3-1		-
Net capital		170,770
Less: Net capital requirement		100,000
Net capital in excess of requirement	$	70,770
Aggregate indebtedness:		
Payable to broker-dealers and clearing organizations	$	49,318
Accounts payable and accrued expenses		29,316
Aggregate indebtedness	$	78,634
Ratio of aggregate indebtedness to net capital		.46 to 1

The accompanying notes are an integral part of these financal statements.

No material differences exist between the computation above and the one filed by Wheelhouse Securities Corporation on FOCUS Report Part II as of December 31, 2009.

HK
HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse | Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.4285 | f. 314.993.4288

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Wheelhouse Securities Corporation

In planning and performing our audit of the financial statements of Wheelhouse Securities Corporation for the year ended December 31, 2009, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry cash or securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13 and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report as considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies the rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hauk Kruse & Associates LLC
Certified Public Accountants

St. Louis, Missouri
January 28, 2010